

April 27, 2012

Via E-mail
Robert M. Gelfand
President
American Oil & Gas Inc.
601 West Broadway, Suite 400
Vancouver, BC V5Z 4C2
Canada

Re: American Oil & Gas Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 17, 2012
File No. 333-180164

Dear Mr. Gelfand:

We have reviewed your amended registration statement and letter dated April 17, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

- describe how and when a company may lose emerging growth company status;

- a brief description of the various exemptions that are available to you, such as exemptions from Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- your election under Section 107(b) of the Act:

  o if you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

  o if you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Summary, page 3

2.   We note your response to comment 2 in our letter dated April 12, 2012, and your new disclosure at page 3 that "[d]ue to the higher price of crude oil and natural gas and utilizing new technology to increase flow rates these wells *can* be reworked so that production is profitable" (emphasis added). Please revise such statement to disclose any uncertainty regarding the ability to rework such wells so that production is profitable. In that regard, we note your risk factor disclosure at page 7 that oil and natural gas production activities are subject to numerous risks beyond your control, including the risk that an existing well will not result in commercially viable oil or natural gas production.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Kevin M. Murphy